

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Richard Chisholm
Chief Executive Officer
Evo Acquisition Corp.
10 Stateline Road
Crystal Bay, NV 89402

>   **Re: Evo Acquisition Corp.**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed March 28, 2022**
>   **File No. 001-40029**

Dear Richard Chisholm:

We have reviewed your October 6, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 9A. Controls and Procedures, page 25

1. We note your response to comment 1 and your disclosure in Item 9A that your disclosure controls and procedures were not effective during the year ended December 31, 2021 due to a material weakness in your internal control over financial reporting. Please note that Item 307 of Regulation S-K requires disclosure of the conclusions of the registrant's principal executive and principal financial officers as of the end of the period covered by the report, in this case as of December 31, 2021. Revise your disclosure to specifically state management's assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021 and management's assessment of internal control over financial reporting as of December 31, 2021. Also note that pursuant to Item 308 of Regulation S-K, management is not permitted to conclude that a registrant's internal control over

financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

 You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction